UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to the ABL Facility

On December 14, 2015, in connection with the previously announced reduction of aggregate lender commitments under its asset-based revolving credit facility, UCI Holdings Limited (the “Company,” “we,” “us” and “our”) entered into Amendment No. 1 (“Amendment No. 1”) to the ABL credit agreement, dated as of September 30, 2015, by and among the Company, UCI International, LLC (the “Parent Borrower”), the subsidiary borrowers parties thereto, UCI Acquisition Holdings (No. 1) Corp, Credit Suisse AG, Cayman Islands Branch, as issuing lender, administrative agent and collateral agent (the “Administrative Agent”), pursuant to which certain provisions were modified to, among other things, (i) reduce the maximum aggregate amount of total commitments under the ABL facility (including all incremental commitments) from $175.0 million to $150.0 million, (ii) reduce the maximum amount of obligations in respect of letters of credit allowed under the ABL Credit Agreement from $50.0 million to $25.0 million, and (iii) reduce the minimum thresholds of certain availability based provisions.

On December 22, 2015, we entered into Amendment No. 2 (“Amendment No. 2”) to the ABL credit agreement, dated as of September 30, 2015 (as amended by Amendment No. 1 and Amendment No. 2, the “ABL Credit Agreement”), by and among the Company, Parent Borrower, the subsidiary borrowers parties thereto, UCI Acquisition Holdings (No. 1) Corp and the Administrative Agent, pursuant to which certain provisions were modified to permit the assignment and transfer of lender commitments and revolving loans, subject to certain exceptions, to affiliates of the Company.

Pursuant to an Affiliate Lender Assignment and Acceptance, dated as of December 22, 2015, between Credit Suisse AG and Rank Group Finance Holdings Limited (“Rank”), an affiliate of the Company, Rank acquired $65.0 million of the aggregate principal amount of the commitments and approximately $35.7 million of the aggregate principal amount of revolving loans outstanding on such date.

Amendment No. 1 and Amendment No. 2 are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this report. The foregoing description of Amendment No. 1 and Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of each of Amendment No. 1 and Amendment No. 2, which are incorporated herein by reference.

Index to Exhibits

Description

Exhibit No. 99.1	Amendment No. 1 dated as of December 14, 2015 to Credit Agreement, dated as of September 30, 2015, among UCI International, LLC, the subsidiary borrowers from time to time parties thereto, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands Branch, as issuing lender, administrative agent and collateral agent.

Exhibit No. 99.2	Amendment No. 2 dated as of December 22, 2015 to Credit Agreement, dated as of September 30, 2015, as amended by Amendment No. 1 dated as of December 14, 2015, among UCI International, LLC, the subsidiary borrowers from time to time parties thereto, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands Branch, as issuing lender, administrative agent and collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: December 23, 2015	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Office